Exhibit 99.1

Constellium Appoints Martha Brooks as Advisor to the Board of Directors

Amsterdam, November 30, 2015—Constellium N. V. (NYSE and Euronext: CSTM) announced today that Ms. Martha Brooks has been appointed as a Special Advisor to the Board of Directors. The Board expects to put forward the nomination of Ms. Brooks as a Non-Executive Director at the Company’s Annual General meeting to be held in June 2016.

The Company also announced the resignation of Mathew Nord from the Constellium Board. “I warmly thank Matt Nord for his continuous support over the years. As a partner with Apollo, Matt has played an important role in Constellium’s transformation since 2011,” stated Pierre Vareille, Chief Executive Officer of Constellium. “I welcome Martha Brooks whose long track record in and extensive knowledge of the aluminium industry will be a key asset in Constellium’s future development,” he added.

Ms. Martha Finn Brooks was until her retirement in May 2009, President and Chief Operating Officer of Novelis, Inc, where she held senior positions from 2005. From 2002 to 2005, she served as Corporate Senior Vice President and President and Chief Executive Officer of Alcan Rolled Products, Americas and Asia. She is currently a member of the Boards of Directors of Bombardier Inc. and Jabil Circuit Inc. and has previously served as a director of Harley Davidson and International Paper.

About Constellium

Constellium is a global sector leader that develops innovative, value added aluminium products for a broad scope of markets and applications, including aerospace, automotive and packaging. Constellium generated €3.7 billion of revenue in 2014.

www.constellium.com